UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 ___________________________________________
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.     )*

 ___________________________________________
Town Sports International Holdings, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title and Class of Securities)
89214A102
(CUSIP Number)
Anthony Pasqua
Kennedy Lewis Management LP
80 Broad Street, 22nd Floor
New York, NY 10004
(212) 782-3480

Daniel I. Fisher
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
(212) 872-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 27, 2019
(Date of Event Which Requires Filing of Statement)
  ___________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ◻

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Schedule 13D

CUSIP No. 89214A102

(1)	Name of Reporting Persons: Kennedy Lewis Management LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 4,200,000
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,200,000
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,200,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 14.9%*
(14)	Type of Reporting Person (See Instructions): PN, IA

*
Based on 28,002,197 shares of Common Stock of Town Sports International Holdings, Inc. (the “Issuer”) outstanding as of October 31, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 5, 2019.

Schedule 13D

CUSIP No. 89214A102

(1)	Name of Reporting Persons: KLM GP LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 4,200,000
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,200,000
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,200,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 14.9%*
(14)	Type of Reporting Person (See Instructions): OO, HC

*	Based on 28,002,197 shares of Common Stock of the Issuer outstanding as of October 31, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on November 5, 2019.

Schedule 13D

CUSIP No. 89214A102

(1)	Name of Reporting Persons: Kennedy Lewis Investment Management LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 4,200,000
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,200,000
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,200,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 14.9%*
(14)	Type of Reporting Person (See Instructions): OO, HC

*	Based on 28,002,197 shares of Common Stock of the Issuer outstanding as of October 31, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on November 5, 2019.

Schedule 13D

CUSIP No. 89214A102

(1)	Name of Reporting Persons: Darren Richman
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 4,200,000
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,200,000
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,200,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 14.9%*
(14)	Type of Reporting Person (See Instructions): IN, HC

*	Based on 28,002,197 shares of Common Stock of the Issuer outstanding as of October 31, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on November 5, 2019.

Schedule 13D

CUSIP No. 89214A102

(1)	Name of Reporting Persons: David Chene
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 4,200,000
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,200,000
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,200,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 14.9%*
(14)	Type of Reporting Person (See Instructions): IN, HC

*	Based on 28,002,197 shares of Common Stock of the Issuer outstanding as of October 31, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on November 5, 2019.

SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER
The class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.001 per share (the “Common Stock”) of Town Sports International Holdings, Inc. (the “Issuer”), a Delaware corporation. The address of the principal executive offices of the Issuer is 1001 US North Highway 1, Suite 201, Jupiter, Florida 33477.
Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

1.	Kennedy Lewis Management LP (the “Adviser”)

2.	KLM GP LLC (“KLM”)

3.	Kennedy Lewis Investment Management LLC (“Kennedy Lewis Management”)

4. 5.	Darren Richman David Chene
(b) The business address or address of its principal office, as applicable, of the Reporting Persons is:
80 Broad Street, 22nd Floor
New York, NY 10004
(c) Each of the Reporting Persons is engaged in the business of investing. The Adviser’s principal business is serving as investment manager to certain private investment funds, including Fitness TSI, LLC, a private investment fund that directly holds the shares of Common Stock of the Issuer reported herein (the “Fund”). KLM’s principal business is serving as the general partner of the Adviser. The principal business of Kennedy Lewis Management is serving as the owner and control person of KLM.  The principal business of each of Messrs. Richman and Chene is serving as a managing member and control person of Kennedy Lewis Management.
(d) and (e) During the past five years, none of the Reporting Persons nor the Fund has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The citizenship with respect to a natural person or state of organization with respect to an entity, as applicable, of the Reporting Persons is as follows:

1.	The Adviser – Delaware

2.	KLM – Delaware

3.	Kennedy Lewis Management – Delaware

4. 5.	Darren Richman – United States David Chene – United States

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The disclosure in Item 4 is incorporated herein by reference.
The aggregate purchase price of the shares of Common Stock directly held by the Fund reported herein was $6,300,000. The shares of Common Stock directly held by the Fund were purchased with the working capital of the Fund.

ITEM 4.	PURPOSE OF TRANSACTION
Stock Purchase Agreement
On December 13, 2019, Kennedy Lewis Capital Partners Master Fund LP, a private investment fund for which the Adviser acts as investment manager (the “Signing Fund”), entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with HG Vora Special Opportunities Master Fund, Ltd. (the “Seller”) pursuant to which the Signing Fund agreed to purchase 4,200,000 shares of Common Stock from the Seller for a purchase price of $1.50 per share, subject to certain terms and conditions set forth in the Stock Purchase Agreement.  Following the signing of the Stock Purchase Agreement, the Signing Fund assigned its obligations under the Stock Purchase Agreement to the Fund, and on December 27, 2019, the Fund became irrevocably committed to the purchase of the 4,200,000 shares of Common Stock from the Seller and such purchase transaction was consummated.
The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stock Purchase Agreement, which is incorporated by reference as Exhibit 99.1, and is incorporated herein by reference.
Flywheel Sale
On January 6, 2020, Town Sports International, LLC (“TSI”), a wholly owned subsidiary of the Issuer, entered into an asset purchase agreement (the “Purchase Agreement”) with Flywheel Sports, Inc., the parent entity of which is majority owned by an affiliate of the Adviser, Flywheel Buckhead LLC, Flywheel Astor Place LLC, Flywheel CCDC LLC, Flywheel Park Avenue LLC, Flywheel San Francisco, LLC, Flywheel Denver Union Station, LLC, Flywheel 415 Greenwich LLC and Flywheel Williamsburg LLC (collectively, the “Sellers”). Pursuant to the Purchase Agreement, TSI has agreed to purchase substantially all of the assets of the Flywheel studio business of the Sellers and assume certain liabilities of the Sellers relating to such studio business (the “Acquisition”). As consideration for the Acquisition, TSI will issue a promissory note to the Sellers in the principal amount of $25 million (the “Seller Note”).
The Acquisition is subject to a number of closing conditions that must be satisfied prior to the closing date of the Acquisition, as detailed in the Purchase Agreement, which include, among other things, (i) the refinancing of TSI’s existing senior secured credit facility on terms and condition satisfactory to TSI in its sole discretion and Kennedy Lewis Management, and (ii) the consummation of the Second Lien Facility (as defined below) with Kennedy Lewis Management. In addition, the Purchase Agreement contains certain termination rights of TSI and of the Sellers, including, among others, TSI’s right to terminate for any reason on or before the fifteenth business day following TSI’s receipt of all schedules of the Sellers required under the Purchase Agreement. The Purchase Agreement also contains customary representations, warranties, covenants and indemnifications by the Sellers and TSI as well as other customary provisions for a transaction of this nature.
The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, which is incorporated by reference as Exhibit 99.3 and is incorporated herein by reference.
Second Lien Secured Term Loan Commitment Letter
On January 6, 2020, the Issuer entered into a commitment letter (the “Commitment Letter”) pursuant to which Kennedy Lewis Management has committed to provide, subject to the terms and conditions set forth in the Commitment Letter, a second lien secured term loan in an aggregate principal amount of $50 million (the “Second Lien Facility”), $25 million of which will be funded by Kennedy Lewis Management in cash (the “Cash Commitment”) and $25 million of which will be a conversion of the Seller Note. The proceeds of the Cash Commitment will be used, in part, to repay existing indebtedness of the Issuer. The Second Lien Facility is subject to the consummation of the Acquisition and other customary closing conditions. In addition, pursuant to the Commitment Letter, Kennedy Lewis Management will have the right to designate one director to the Issuer’s Board of Directors (the “Board”), contingent on the closing of the transactions pursuant to the Commitment Letter.
The foregoing description of the Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Commitment Letter, which is incorporated by reference as Exhibit 99.4 and is incorporated herein by reference.
The Reporting Persons have had discussions with members of the Issuer’s management and members of the Issuer’s Board in connection with the Reporting Persons’ investment in the Issuer and may from time to time have further discussions with directors and officers of the Issuer, or discussions with other shareholders or third parties regarding the Issuer’s business operations, strategies, capital structure and other matters related to the Issuer. These discussions may review options for maximizing shareholder value, enhancing the Issuer’s corporate governance, improving capital or asset allocation or various strategic alternatives or operational or management initiatives, including one or more items in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.
The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.
Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 28,002,197 shares of Common Stock outstanding as of October 31, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 5, 2019.

The Fund delegated to the Adviser sole voting and investment power over the securities held by the Fund pursuant to an Investment Management Agreement with the Fund. As a result, each of the Adviser, KLM, as the general partner of the Adviser, Kennedy Lewis Management, as the owner of KLM, and Messrs. Richman and Chene, as managing members and control persons of Kennedy Lewis Management, may be deemed to exercise voting and investment power over the shares of Common Stock directly held by the Fund. The Fund specifically disclaims beneficial ownership of the securities of the Issuer directly held by it by virtue of its inability to vote or dispose of such securities as a result of its Investment Management Agreement with the Adviser.
(c) The disclosure in Item 4 is incorporated herein by reference. Except as disclosed herein, there have been no transactions in securities of the Issuer effected by the Reporting Persons during the 60 days prior to the date hereof.
(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein. All securities reported in this Schedule 13D are directly held by the Fund, an investment management client of the Adviser.  The investors in the Fund have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Fund in accordance with their respective investment percentages in the Fund.
(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The disclosure in Item 4 is incorporated herein by reference.

The Stock Purchase Agreement is incorporated by reference as Exhibit 99.1 hereto and is incorporated by reference herein.

The Purchase Agreement is incorporated by reference as Exhibit 99.3 and is incorporated by reference herein.

The Commitment Letter is incorporated by reference as Exhibit 99.4 and is incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1
Stock Purchase Agreement by and between HG Vora Special Opportunities Master Fund, Ltd. and Kennedy Lewis Capital Partners Master Fund LP, dated December 13, 2019 (incorporated by reference to Exhibit 1 to the Schedule 13D amendment filed by HG Vora Capital Management, LLC with the SEC on December 17, 2019).

99.2	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

99.3
Asset Purchase Agreement, dated January 6, 2020, by and among Town Sports International, LLC and Flywheel Sports, Inc., Flywheel Buckhead LLC, Flywheel Astor Place LLC, Flywheel CCDC LLC, Flywheel Park Avenue LLC, Flywheel San Francisco, LLC, Flywheel Denver Union Station, LLC, Flywheel Williamsburg LLC and Flywheel 415 Greenwich LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 6, 2020).

99.4
$50,000,000 Second Lien Secured Term Loan Commitment Letter, dated January 6, 2020, between Town Sports International Holdings, Inc. and Kennedy Lewis Investment Management LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 6, 2020).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of January 6, 2020

KENNEDY LEWIS MANAGEMENT LP

By:	KLM GP LLC, its general partner

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Chief Operating Officer

KLM GP LLC

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Chief Operating Officer
KENNEDY LEWIS INVESTMENT MANAGEMENT LLC

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Chief Operating Officer

By:	/s/ Darren Richman

By:	/s/ David Chene

EXHIBIT 99.2
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the shares of Common Stock, par value $0.001 per share, of Town Sports International Holdings, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.
This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.
EXECUTED as of this 6th day of January, 2020.

KENNEDY LEWIS MANAGEMENT LP

By:	KLM GP LLC, its general partner

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Chief Operating Officer

KLM GP LLC

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Chief Operating Officer
KENNEDY LEWIS INVESTMENT MANAGEMENT LLC

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Chief Operating Officer

By:	/s/ Darren Richman

By:	/s/ David Chene